Christopher V. Vitale
215.963.5289
cvitale@morganlewis.com
January 21, 2009
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F. Street N.E.
Washington, DC 20549

Attention:	John Reynolds Assistant Director Division of Corporation Finance
Re:	BMP Sunstone Corporation Form 10-K for Fiscal Year Ended December 31, 2007 Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008, and September 30, 2008 File No. 001-32980
Dear Mr. Reynolds:
On behalf of BMP Sunstone Corporation (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 8, 2009 to Fred M. Powell with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2007 and Forms 10-Q for the fiscal quarters ended March 31, 2008, June 30, 2008, and September 30, 2008.
In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments.
Where indicated below, the Company will include changes to the respective disclosures in an amendment to the Form 10-Q for the fiscal quarter ended September 30, 2008, which the Company will file following the completion of the Staff’s review of the Company’s filings contained in this response letter.

John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
January 21, 2009

General
1.	Please provide the representations as requested in the closing paragraphs of our letter directly from the company.

Response: In response to the Staff’s comment, attached is a certificate from the Company acknowledging the requested representations.
Form 10-K for Fiscal Year Ended December 31, 2007
Item 11 Executive Compensation incorporated by reference from definitive proxy statement on Schedule 14A filed April 2, 2008
2.	We note your response to prior comment two and the statement that you plan on providing in future Forms 10-K or definitive proxy statements, as applicable, “additional detail regarding the specific performance targets.” It is unclear what particular performance target disclosure would be included. Please provide draft disclosure of the additional detail regarding specific performance targets, omitting what would be the numeric targets themselves.

Response: The Company supplementally advises the Staff that in determining the non-equity incentive plan compensation for 2007 for the Company’s named executive officers, the Compensation Committee of the Company reviewed industry leading surveys which compare bonus and long-term incentive compensation with biotech and pharmaceutical companies of similar revenues and number of employees and reviewed the bonus and long-term incentive compensation paid to executive officers with comparable responsibilities employed by companies with comparable businesses. The bonus and long-term incentive compensation granted to named executive officers are determined through consideration of their respective responsibilities and positions in conjunction with our net sales and progress in the achievement of corporate milestones during the fiscal year, including whether any extraordinary event occurred during the year that changed the scope of the executive’s responsibilities or whether the executive had been assigned a special task beyond the goals and objectives that should be taken into account in setting a named executive officer’s compensation.

For 2007, Mr. Gao had the following financial and non-financial goals to assist the Compensation Committee in determining the appropriate bonus and long-term incentive compensation for Mr. Gao: achieve the 2007 budget approved by the Board of Directors, complete the acquisition and receive government approval for the acquisition of Shanghai Rongheng Pharmaceutical Company Limited, secure four additional new products with two products launched in 2007, complete the Guangzhou Pharmaceuticals Corporation joint

John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
January 21, 2009

venture with Alliance Boots Ltd. to support the Company’s marketing and sales activities in Guangdong province, complete the Biodian Medical Information Co. joint venture, complete implementation of a new financial reporting system which is capable of Sarbanes-Oxley compliance by the end of 2007, and complete financings of at least $30 million on a non-dilutive basis.

For 2007, Mr. Powell had the following financial and non-financial goals to assist the Compensation Committee in determining the appropriate bonus and long-term incentive compensation for Mr. Powell: achieve the 2007 budget approved by the Board of Directors, plan and implement a revised financial reporting structure, complete implementation of a new financial reporting system which is capable of Sarbanes-Oxley compliance by the end of 2007, oversee Sarbanes-Oxley consulting implementation to allow the Company to be Sarbanes-Oxley compliant by the end of 2007, coordinate various financing activities on behalf of the Company, plan and complete required Securities and Exchange Commission filings, provide lead financial review and guidance for the Company in due diligence and financial filings with the Securities and Exchange Commission for pending acquisitions, and provide support and guidance for the Company’s business development team, including communication, review of contracts and review of financial analysis.

In response to the Staff’s comment, the Company plans on providing in future Forms 10-K or definitive proxy statements, as applicable, this additional detail regarding the specific performance targets used to determine incentive amounts for its named executive officers.
Item 10-Q for the Fiscal Quarter Ended September 30, 2008
Item 2. Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 17
Liquidity and Capital Resources, page 19
Cash Flow, page 19
3.	We note your response to comment six from our comment letter dated December 4, 2008, including your description of the restrictions China places on the amount of cash (and other assets) that are legally permitted to be sent to the U.S. by a subsidiary of the Company formed under Chinese law. Please tell us the specific amount(s) of cash and notes receivable under such restrictions at September 30, 2008. Please add footnote disclosure describing the limitations on these funds, and revise your discussion within the “Liquidity and Capital Resources” caption to more appropriately illustrate these limitations on your current assets.

Response: The Company supplementally advises the Staff that as of September 30, 2008, the Company had a total of approximately $19.3 million of cash and notes receivable, in aggregate, and, of that amount, approximately $8.7 million of cash and notes receivable, in aggregate, were legally permitted to be sent to the U.S. by a subsidiary of the Company

John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
January 21, 2009

formed under Chinese law. In response to the Staff’s comment, the Company will file at the completion of the Staff’s review an amendment to the Form 10-Q for the fiscal quarter ended September 30, 2008 that will revise the discussion within the “Liquidity and Capital Resources” caption to more appropriately illustrate these limitations. The Company believes that an amendment to the footnote disclosure to describe the limitations on these funds is unnecessary.
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If you have any questions, please feel free to contact me at (215) 963-5289 or Joanne R. Soslow at (215) 963-5262.
Very truly yours,
/s/ Christopher V. Vitale
Christopher V. Vitale
enclosures

cc:	David Gao Fred M. Powell Joanne R. Soslow

January 21, 2009
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F. Street N.E.
Washington, DC 20549

Attention:	John Reynolds Assistant Director Division of Corporation Finance
Re:	BMP Sunstone Corporation Form 10-K for Fiscal Year Ended December 31, 2007 Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008, and September 30, 2008 File No. 001-32980
Dear Mr. Reynolds:
In connection with the comment letters, dated December 4, 2008 and January 8, 2009, sent by the Staff of the Securities and Exchange Commission (the “Commission”), with respect to the above referenced filing, BMP Sunstone Corporation (the “Company”) hereby acknowledges:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the above referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have authorized our counsel, Morgan, Lewis & Bockius LLP, to prepare and submit, on behalf of the Company, a response to your specific comments.
Sincerely,
BMP SUNSTONE CORPORATION
/s/ Fred M. Powell

By:	Fred M. Powell Name: Fred M. Powell Title: Chief Financial Officer